Thomas A. Klee

Attorney At Law

55 Bath Crescent Lane

Bloomfield, CT 06002-2156

(860) 256-7160

TAKleeLaw@aol.com

VIA EDGAR

April 8, 2013

Daniel F. Duchovny

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-3628

Re:	Reeves Telecom Limited Partnership

Amended Schedule 13E-3

File Number 005-32580

Filed March 22, 2013

Revised Preliminary Proxy Statement on Schedule 14A

File Number 000-9305

Filed March 22, 2013

Dear Mr. Duchovny:

This is in response to your letter dated April 2, 2013 in reference to the above Amended Schedule 13E-3 and Revised Preliminary Proxy Statement on Schedule 14A filed by Reeves Telecom Limited Partnership (the “Partnership”). Concurrently with the submission of this letter, we have filed Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, to which reference is made in the responses below, as well as Amendment No. 2 to the Schedule 13E-3.

Each of your comments is repeated below followed by the response of the Partnership.

Revised Preliminary Proxy Statement

Summary Term Sheet

1.	We disagree with your response to prior comment 6 and we reissue the comment. Please disclose all projections provided to Lieberman.

RESPONSE: The General Partner provided Lieberman LLP with certain information requested by Lieberman LLP for the purpose of calculating the value of a unit in the “Liquidation Approach-Present Value of Distributable Cash” method described beginning on page A-8 of the Presentation at Appendix A to the proxy statement. The cash flow information provided to Lieberman LLP which Lieberman LLP used in its Presentation has been described in the Proxy Statement in a separate paragraph following the paragraph describing the Presentation and Opinion of Lieberman LLP under “Special Factors - Fairness.”

Effects of the Reverse Unit Split, page 10

2.	We reissue prior comment 14. Prior comment 14 stated “Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.”

RESPONSE: A table has been added to the Proxy Statement under “Special Factors - Interest of General Partner and its Affiliate” to provide the information called for by Instruction 3 to Item 1013 of Regulation M-A.

Fairness, page 12

3.	We note the revisions made in response to prior comment 15. Please further revise your disclosure to describe how the filing persons reached their conclusion that the transaction is procedurally fair including a discussion of Item 1014(c)-(f) of Regulation M-A. Also, provide the disclosure required by instruction 2 to Item 1014 of Regulation M-A.

RESPONSE: We have addressed this comment by revising the disclosure in the proxy statement under “Special Factors - Fairness,” “Special Factors - Interest of General Partner and its Affiliate,” and “Special Factors – Voting by General Partner and its Affiliate.” In the first paragraph under “Special Factors - Fairness,” disclosure has been added that the General Partner and John Grace relied to the greatest extent on the Presentation and Opinion of Lieberman LLP in arriving at their fairness conclusion. Each of Items 1014 (c)-(f) of Regulation M-A has been addressed in the proxy statement, particularly in the last five paragraphs at the end of “Special Factors – Fairness.” The factors described in Instruction 2(i) through (v) are addressed in the Presentation and Opinion of Lieberman, LLP, which the General Partner and John Grace have adopted and which are attached as Appendices A and B; in the third paragraph under “Special Factors - Fairness,” a statement has been added that the General Partner and John Grace did not consider valuation approaches other than set forth in the Presentation and Opinion of Lieberman LLP. With respect to Instruction 2(vi), the Schedule 13E-3 states that there were no purchase prices to be disclosed pursuant to Item 1002(f) of Regulation M-A, so no further disclosure is required. Instruction 2 (vii) is addressed by the references to the Presentation and Opinion of Lieberman LLP in “Special Factors - Fairness” in the proxy statement, and which are attached as Appendices A and B. Instruction 2(viii) is also addressed in the fifth paragraph from the end of “Special Factors – Fairness” by stating that there were no such firm offers.

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Conclusion

Please feel free to contact me at your earliest convenience with any additional comments or your concurrence with our responses above so that we may file the definitive proxy statement.

Sincerely yours,

/s/	Thomas A. Klee

Thomas A. Klee

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